SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

04 FEB 17 AM 7:21

12 February 2004

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04012818

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 11 February 2004 of our Company as published in the South China Morning Post in Hong Kong on 12 February 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement is not an offer to sell or the solicitation of an offer to buy securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.*

04 FEB 17 AM 7:21

SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司

*website: http://www.ir.shangri-la.com*

# PROPOSED PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

# AND

# PROPOSED ISSUE OF CONVERTIBLE BONDS

**PROPOSED PLACING OF EXISTING SHARES AND SUBSCRIPTION TOP-UP FOR NEW SHARES**

The Directors of the Company are pleased to announce that on 9 February 2004, the Vendors, Macall Company Limited and the Company entered into the Placing and Subscription Agreement with the Placing Agent, pursuant to which the Placing Agent will procure purchasers to acquire, or failing which itself as principal acquire, and the Vendors will sell or procure the sale of in aggregate 94,550,000 existing Shares at the Placing Price of HK$7.40 per Share.

The Placing Price represents a discount of 7.5% to the closing price of HK$8.00 per Share as quoted on the Hong Kong Stock Exchange on 9 February 2004 and a discount of approximately 6.9% to the average closing price of HK$7.95 per Share as quoted on the Hong Kong Stock Exchange for the last 10 trading days up to and including 9 February 2004. The Placing Shares represent approximately 4.3% of the existing issued share capital of the Company of 2,181,329,271 Shares.

Pursuant to the Placing and Subscription Agreement, the Vendors have also conditionally agreed to subscribe or procure the subscription of an aggregate of 183,832,000 New Shares at the Placing Price. The New Shares represent approximately 8.4% of the existing issued share capital of the Company of 2,181,329,271 Shares and approximately 7.8% of the issued share capital of the Company as enlarged by the Subscription Top-up.

## PROPOSED ISSUE OF CONVERTIBLE BONDS

The Directors are pleased to announce that on 9 February 2004, the Company entered into the Subscription Agreement with the Manager in connection with the issue of Convertible Bonds by the Issuer, guaranteed by the Company, with an aggregate principal amount of US$200 million (approximately HK$1,560 million). The Convertible Bonds are denominated in US dollars and are convertible into ordinary shares of HK$1.00 each in the share capital of the Company.

**Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. Please refer to the section headed "Proposed Issue of Convertible Bonds – Conditions of the Subscription Agreement". In addition, the Subscription Agreement may be terminated in certain circumstances. Please refer to the section headed "Proposed Issue of Convertible Bonds – Termination" below for further information.**

The Convertible Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the US Securities Act. None of the Convertible Bonds will be offered to the public in Hong Kong and none of the Convertible Bonds will be placed to any directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules).

An application will be made for the listing of the Convertible Bonds on the Hong Kong Stock Exchange. The Company will apply to the Hong Kong Stock Exchange and the Singapore Stock Exchange for the listing of, and permission to deal in, the New Shares and the Conversion Shares.

The net proceeds from the Subscription Top-up and the proceeds from the issue of the Convertible Bonds are estimated to be approximately HK$2.89 billion. The aggregate expenses relating to the Placing and the Subscription Top-up and the Convertible Bonds amount to approximately HK$30 million including commissions, professional fees and other ancillary expenses. Approximately HK$2,340–2,535 million of the net proceeds are currently intended to be used to finance the development of new hotels of the Group, primarily in the PRC and the remainder of the net proceeds for general working capital.

**As the Placing and Subscription Agreement and the Subscription Agreement may or may not complete, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.**

At the request of the Company, trading in the Shares on the Hong Kong Stock Exchange and Singapore Stock Exchange has been suspended since 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively, on 10 February 2004 pending the release of this announcement, and application has been made by the Company for the resumption of trading in the Shares on the Hong Kong Stock Exchange and the Singapore Stock Exchange with effect from 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively, on 12 February 2004.

## 1. PROPOSED PLACING OF EXISTING SHARES AND SUBSCRIPTION TOP-UP FOR NEW SHARES

### PLACING AND SUBSCRIPTION AGREEMENT DATED 9 FEBRUARY 2004

**Parties**

(a) Vendors (who are concert parties under the Takeovers Code and who are connected persons of the Company under the Listing Rules and are all members of the Kuok Group);

(b) the Company;

(c) Macall Company Limited (a wholly owned subsidiary of one of the Vendors and through whose account with the Placing Agent the settlement of the Placing will take place); and

(d) the Placing Agent.

**The Placing Shares**

94,550,000 Shares, representing approximately 4.3% of the existing issued share capital of the Company and approximately 4.0% of the issued share capital of the Company as enlarged by the Subscription Top-up.

**Underwriting**

The Placing is fully underwritten by the Placing Agent. The Placing Agent is not a connected person of the Company under the Listing Rules for the purposes of this transaction.

**Placing Price**

The Placing Price of HK$7.40 per Share was arrived at after arm's length negotiations between the Company, the Vendors and the Placing Agent. It represents a discount of 7.5% to the closing price of HK$8.00 per Share as quoted on the Hong Kong Stock Exchange on 9 February 2004 and a discount of approximately 6.9% to the average closing price of HK$7.95 per Share as quoted on the Hong Kong Stock Exchange for the last 10 trading days up to and including 9 February 2004.

**Rights**

The Placing Shares will be sold free of all liens, charges and encumbrances, and together with all rights attaching thereto as at 12 February 2004, including the right to receive all dividends or other distributions declared, made or paid on or after 12 February 2004.

**Independence of placees**

The placees and their ultimate beneficial owners are not connected persons of the Company (as defined in the Listing Rules). The Placing Agent expects that there will be over six placees who will be (i) professional and institutional investors which term generally include brokers, dealers and companies (including fund managers), whose ordinary business involves dealing in shares and other securities; and (ii) corporate entities which regularly invest in shares and other securities.

## Termination events

The obligation of the Placing Agent to proceed to completion of the Placing is conditional on (a) there not developing, occurring or coming into force any of the following events which in the reasonable opinion of the Placing Agent are or would be likely to have a material adverse effect on the success of the Placing (i) any significant change (whether or not permanent) in local, national or international economic, financial, political or military conditions; (ii) any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or exchange controls; or (iii) any adverse announcement, determination or ruling of any governmental or other regulatory body; (b) there not developing, occurring or coming into force any new law or regulation or any change in existing laws or regulations which may in the reasonable opinion of the Placing Agent have or are likely to have a material adverse effect on the financial position of the Group as a whole; (c) any suspension of dealings in the Shares for any period whatsoever (other than as a result of the Placing or the issue of the Convertible Bonds); (d) there not developing, occurring or coming into force any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange or (e) any breach of any of the representations or warranties or breach of any of the undertakings (which are material in the context of the Placing) given by the Company and/or the Vendors comes to the knowledge of the Placing Agent in such a manner as would in the reasonable opinion of the Placing Agent have a material and adverse affect on the financial position or business of the Group as a whole or (f) there is any such material adverse change in the financial or trading position, earnings or business affairs of the Group as a whole.

If the Placing Agent exercises such right to terminate the Placing and Subscription Agreement, the Placing and Subscription Top-up will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares.

## Completion of the Placing

The parties expect that the Placing will be completed on or around 13 February 2004.

## Lock-up

The Vendors have undertaken to the Placing Agent that (subject to certain exceptions) for the period of 90 days from 13 February 2004, it will not and will procure that none of its nominees or subsidiaries whether directly or indirectly will (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the New Shares but excluding the Placing Shares) or any interests therein owned or held by such parties or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above. The Vendors have also undertaken in the case where they have procured the sale of Placing Shares by another entity to effect the Placing, to procure that such other entity complies with the provisions of this undertaking.

The Company has undertaken to the Placing Agent (among other things) that (except for the issue of Shares pursuant to (1) the Subscription Top-up, (2) the grant of options under the Company's share option schemes, (3) any outstanding subscription warrants, (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares, and (5) Shares to be issued pursuant to the conversion provisions of the Convertible Bonds), it will not (and will procure none of its nominees or subsidiaries will) for a period of 90 days from 13 February 2004, without the prior written consent of the Placing Agent (i) issue, offer to allot and issue, grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible or exercisable or exchangeable for or substantially similar to Shares or interest in Shares (ii) agree (conditionally or unconditionally) to enter into any such transaction with the same economic effect as any of the transactions described in (i) or (iii) publicly announce any intention to enter into any transactions described in (i) and (ii).

**The New Shares**

183,832,000 New Shares, representing approximately 8.4% of the existing issued share capital of the Company and approximately 7.8% of the issued share capital of the Company as enlarged by the Subscription Top-up.

**Subscription Top-up Price**

The Subscription Top-up Price is equivalent to the Placing Price of HK$7.40 per Share.

**General mandate to issue New Shares**

The New Shares will be issued pursuant to the general mandate granted by the Shareholders to the Directors on 30 May 2003.

An application will be made to the Hong Kong Stock Exchange and the Singapore Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription Top-up.

**Ranking**

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

**Conditions of the Subscription Top-up**

Completion of the Subscription Top-up is conditional upon (if applicable):

(a) completion of the Placing;

(b) the Hong Kong Stock Exchange and the Singapore Stock Exchange granting the listing of, and permission to deal in, all of the New Shares; and

(c) if so required by the laws of Bermuda, the consent of the Bermuda Monetary Authority and all other consents and approvals under Bermuda law in respect of the Subscription Top-up.

### Completion of the Subscription Top-up

Subject to fulfilment of the above conditions, completion of the Subscription Top-up will take place not later than 14 days after the date of the Placing and Subscription Agreement or such later date as the Company and the Vendors may agree in writing. If the Subscription Top-up is not completed within 14 days after the date of the Placing and Subscription Agreement, the Subscription Top-up would constitute a connected transaction for the Company under the Listing Rules requiring independent shareholders approval.

The Company has not had any fund raising activities on the Hong Kong Stock Exchange in the past 12 months.

## 2. PROPOSED ISSUE OF CONVERTIBLE BONDS

### SUBSCRIPTION AGREEMENT DATED 9 FEBRUARY 2004

### Introduction

The Directors are pleased to announce that on 9 February 2004, the Company and the Issuer entered into the Subscription Agreement with the Manager in connection with the issue of the Convertible Bonds with an aggregate principal amount of US$200 million (approximately HK$1,560 million). The Convertible Bonds are denominated in US dollars and are convertible into ordinary shares of HK$1.00 each in the share capital of the Company.

### Parties

(a) the Issuer;

(b) the Company; and

(c) the Manager.

The Manager is the manager in respect of the subscription and issue of the Convertible Bonds. The Manager and its ultimate beneficial owners are not connected persons (as defined in the Listing Rules) of the Company.

Subject to the fulfilment of the conditions set out below under the sub-section headed "Conditions of the Subscription Agreement" and pursuant to the terms of the Subscription Agreement, the Manager has agreed, among other things, to subscribe or procure subscribers for the Convertible Bonds.

The Convertible Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the US Securities Act. None of the Convertible Bonds will be offered to the public in Hong Kong and none of the Convertible Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Manager or any person acting for or on behalf of the Manager, may (to the extent permitted by applicable laws) over-allot or effect transactions with a view to supporting the market price of the Convertible Bonds at a level higher than that which might otherwise prevail for a limited period after the issue of the Convertible Bonds. However, there may be no obligation on the Manager to do this.

a limited period. The Manager will conduct any such stabilisation in accordance with all applicable laws and regulations (including, but not limited to, the Listing Rules and the Securities and Futures Ordinance (Cap. 571)).

**Conditions of the Subscription Agreement**

Completion of the Subscription Agreement is conditional upon, among other things:

(a) the Hong Kong Stock Exchange and the Singapore Stock Exchange granting listing of, and permission to deal in, the Shares to be issued on the conversion of the Convertible Bonds (or the Manager being reasonably satisfied that such approval will be granted);

(b) the Hong Kong Stock Exchange having agreed, subject to any conditions reasonably satisfactory to the Manager, to list the Convertible Bonds (or the Manager being reasonably satisfied that such approval will be granted);

(c) the execution of a trust deed and paying and conversion agency agreement in relation to the Convertible Bonds, each in a form reasonably acceptable to the Manager;

(d) the issuance of certain legal opinions and of auditor's comfort letters; and

(e) there being no material adverse change in the financial or trading position, earnings or business affairs of the Group at the Closing Date.

**Certain undertakings relating to the Subscription Agreement**

The Company has undertaken to the Manager (among other things) that (subject to certain exceptions), it will not (and will procure none of its nominees or subsidiaries will) for a period of 90 days after 13 February 2004, without the prior written consent of the Manager, (i) allot or issue, or offer to allot and issue, or grant any option, right or warrant to subscribe any Shares or securities convertible or exercisable or exchangeable for or substantially similar to Shares or (ii) agree to enter into any such transaction with the same economic effect as any of the transactions described in (i) or (iii) publicly announce any intention to enter into any transactions described in (i) or (ii).

**Termination**

The Subscription Agreement may be terminated in certain circumstances. In particular, the Manager may, following consultation with the Company to the extent reasonably practicable, terminate the Subscription Agreement by notice in writing to the Company at any time on or prior to the payment of the net subscription monies for the Convertible Bonds to the Company. Such circumstances include, without limitation:

(a) if there comes to the notice of the Manager any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations in the Subscription Agreement or any failure to perform any of the Issuer's undertakings or agreements in the Subscription Agreement, except any non-performance of undertakings or agreements which would not be material in the context of the offering of the Convertible Bonds; and

(b) if there occurs any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would in the Manager's opinion be likely to prejudice materially the success of the issue and distribution of the Convertible Bonds.

The Subscription Agreement may also be terminated by the Issuer or the Company on or prior to the Closing Date by notice to the Manager in the event that the Placing and Subscription Top-Up have not closed for any reason prior to the Closing Date. If the Manager, the Company and the Issuer wish to proceed with the issue of the Convertible Bonds, it will be upon such terms and conditions as the parties may agree.

Subject to the foregoing, completion of the subscription and issue of the Convertible Bonds shall take place on the Closing Date, which is expected to be on or about 15 March 2004.

**Principal Terms of the Convertible Bonds**

The principal terms of the Convertible Bonds are summarised as follows:

| | |
|---|---|
| Issuer | The Issuer |
| Guarantor | The Company |
| Sole Bookrunner and Lead Manager | The Manager |
| Principal Amount | US$200 million (approximately HK$1,560 million) |
| Maturity Date | Five years from (and inclusive of) the Closing Date |
| Issue Price | 100% of the principal amount |
| Conversion | Subject to certain conditions, the Convertible Bonds are convertible at any time on or after 14 April 2004 and prior to 1 March 2009 into Conversion Shares at the Conversion Price (as described below) (subject to adjustment). |
| Conversion Price | The price at which a Conversion Share will be issued will be HK$9.25 per Conversion Share. The Conversion Price will be subject to adjustment for, among other things, subdivision or consolidation of the Shares, bonus issues, rights issues and other dilutive events. |
| Redemption at Maturity | Unless previously redeemed, converted or purchased and cancelled in the circumstances set out in the Terms and Conditions, the Company will redeem the Convertible Bonds on the Maturity Date (as defined above) at 114.633% of the outstanding principal amount thereof. |

| | |
|---|---|
| Cash settlement option of the Issuer | The Issuer may, at its option, satisfy its obligation to deliver Conversion Shares pursuant to the exercise of the right of conversion of a Bondholder, in whole or in part, by paying to the relevant Bondholder an amount of cash in US dollars equal to the product of (i) the number of Conversion Shares otherwise deliverable upon exercise of such Bondholder's right of conversion in respect of which the Issuer has elected to satisfy by cash and (ii) the arithmetic average of the closing price of the Shares on the Hong Kong Stock Exchange for each day during the 10 trading days immediately following the conversion date and converted into US dollars by applying the fixed rate of exchange of HK$7.80 = US$1.00. |
| Redemption at the option of the Issuer | The Issuer may redeem the Convertible Bonds, in whole or in part, on or at any time after 15 March 2007, but not less than 7 business days prior to the Maturity Date (as described above), subject to satisfaction of certain conditions, at the Early Redemption Amount (as defined in the Terms and Conditions) at the date fixed for such redemption provided that the closing price of the Shares for each of any 20 trading days falling within a period of 30 consecutive trading days, the last day of which period occurs no more than 5 trading days prior to the date upon which notice of such redemption, if given, was at least 120% of the Conversion Price in effect on such trading day.<br><br>If at any time the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer shall have the option to redeem such outstanding Convertible Bonds in whole but not in part at the Early Redemption Amount. |
| Form and Denomination | The Convertible Bonds will be in registered form and in denominations of US$1,000 or integral multiples thereof.<br><br>The Convertible Bonds will be represented by a global certificate, which will be registered in the name of a nominee of, and will be deposited on or about the Closing Date with a common depositary for, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg. |
| Status | The Convertible Bonds will be direct unsubordinated, unconditional and unsecured obligations of the Issuer and will at all times rank at least *pari passu* in right of payment with all other unsubordinated, unconditional and unsecured obligations of the Issuer and shall at all times rank *pari passu* among themselves, except as may be required by mandatory provisions of law. |

| | |
|---|---|
| Negative Pledges | So long as any Convertible Bond remains outstanding, the Company has agreed that, unless certain conditions are met, it will not create or permit to subsist, and the Company will procure that no Principal Subsidiary (as defined in the Terms and Conditions) creates or permits to subsist any Security upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any Investment Securities or to secure any guarantee of or indemnity in respect of, any Investment Securities. |
| Listing | Application will be made for the listing of the Convertible Bonds on the Hong Kong Stock Exchange. No application will be made for the listing of the Convertible Bonds on any other stock exchange.<br><br>Application will be made for the listing of, and permission to deal in, the Conversion Shares on the Hong Kong Stock Exchange and the Singapore Stock Exchange. |

**Comparison of the Conversion Price**

The Conversion Price of HK$9.25 per Conversion Share (subject to adjustment) represents a premium of approximately 15.6% to the closing price of HK$8.00 per Share as quoted on the Hong Kong Stock Exchange on 9 February 2004 and a premium of approximately 16.4% to the average closing price of HK$7.95 per Share as quoted on the Hong Kong Stock Exchange for the 10 trading days up to and including 9 February 2004.

**Conversion Shares**

For illustrative purpose and assuming conversion at HK$9.25 per Conversion Share (subject to adjustment for, among other things, subdivision or consolidation of the Shares, bonus issues, rights issues and other dilutive events), the Convertible Bonds with an aggregate principal amount of US$200 million (approximately HK$1,560 million) are convertible into approximately 168,648,648 Conversion Shares, representing approximately 7.7% of the existing issued share capital of the Company and approximately 6.7% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares and the New Shares to be issued pursuant to the Placing and Subscription Agreement.

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of the Company held on 30 May 2003.

**Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. As the Subscription Agreement may or may not complete, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.**

The Company will promptly notify the Hong Kong Stock Exchange if it becomes aware of any dealings in the Convertible Bonds by any connected person (as defined in the Listing Rules) of the Company.

## 3. CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholdings in the Company before and after the Placing and the Subscription Top-up (without taking account of the Shares to be issued pursuant to the exercise of Share Options or the Conversion Shares) are summarised as follows:

| | **At present** | | **Immediately after completion of the Placing but before Subscription Top-up** | | **Immediately after completion of the Placing and Subscription Top-up** | |
|---|---|---|---|---|---|---|
| | *No. of Shares ('000)* | *%* | *No. of Shares ('000)* | *%* | *No. of Shares ('000)* | *%* |
| Vendors | 1,059,407 | 48.6 | 964,857 | 44.2 | 1,148,689 | 48.6 |
| Vendors' other concert parties | 121,700 | 5.6 | 121,700 | 5.6 | 121,700 | 5.2 |
| Directors of the Company and its subsidiaries (other than those who are the Vendors' concert parties) | 67,362 | 3.1 | 67,362 | 3.1 | 67,362 | 2.8 |
| Placees | – | – | 94,550 | 4.4 | 94,550 | 4.0 |
| Public | 932,860 | 42.7 | 932,860 | 42.7 | 932,860 | 39.4 |
| Total | 2,181,329 | 100 | 2,181,329 | 100 | 2,365,161 | 100 |

The shareholdings in the Company before and after the Placing and the Subscription Top-up and issue of the Conversion Shares[1] (without taking into account the Shares to be issued pursuant to the exercise of the Share Options) are summarised as follows:

| | At present | | Before the issue of Conversion Shares but after completion of the Placing and Subscription Top-up | | After the issue of Conversion Shares | |
|---|---|---|---|---|---|---|
| | *No. of Shares ('000)* | *%* | *No. of Shares ('000)* | *%* | *No. of Shares ('000)* | *%* |
| Vendors | 1,059,407 | 48.6 | 1,148,689 | 48.6 | 1,148,689 | 45.3 |
| Vendors' other concert parties | 121,700 | 5.6 | 121,700 | 5.2 | 121,700 | 4.8 |
| Directors of the Company and its subsidiaries (other than those who are the Vendors' concert parties) | 67,362 | 3.1 | 67,362 | 2.8 | 67,362 | 2.7 |
| Placees | – | – | 94,550 | 4.0 | 94,550 | 3.7 |
| Bondholder(s) | – | – | – | – | 168,649 | 6.7 |
| Public | 932,860 | 42.7 | 932,860 | 39.4 | 932,860 | 36.8 |
| Total | 2,181,329 | 100 | 2,365,161 | 100 | 2,533,810 | 100 |

1 On the basis that the Convertible Bonds with an aggregate principal amount of US$200 million have all been converted and a conversion price of HK$9.25 per Share.

## 4. NET PROCEEDS, REASONS FOR THE PLACING AND THE SUBSCRIPTION TOP-UP AND THE ISSUE OF CONVERTIBLE BONDS AND USE OF PROCEEDS

The net proceeds from the Subscription Top-up and the proceeds from the issue of the Convertible Bonds are estimated to be approximately HK$2.89 billion. The aggregate expenses relating to the Placing and the Subscription Top-up and the Convertible Bonds amount to approximately HK$30 million including commissions, professional fees and other ancillary expenses.

The Directors consider that the Placing and the Subscription Top-up and the issue of Convertible Bonds will strengthen the capital base of the Company.

It is the present intention of the Directors to use approximately HK$2,340-2,535 million of the net proceeds from the Subscription Top-up and the issue of the Convertible Bonds to finance the development of new hotels of the Group, primarily in the PRC and the remainder of the net proceeds for general working capital.

5. **SUSPENSION AND RESUMPTION OF TRADING**

At the request of the Company, trading in the Shares on the Hong Kong Stock Exchange and Singapore Stock Exchange has been suspended since 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively, on 10 February 2004 pending the release of this announcement, and application has been made by the Company for the resumption of trading in the Shares on the Hong Kong Stock Exchange and the Singapore Stock Exchange with effect from 9:30 a.m. (Hong Kong time) and 9:00 a.m. (Singapore time), respectively, on 12 February 2004.

**Owing to the price sensitive nature of the transactions contemplated in this announcement, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.**

## DEFINITIONS

| | |
|---|---|
| "Bondholder(s)" | holder(s) of the Convertible Bonds |
| "Closing Date" | 15 March 2004 or such other date as may be agreed by the Company and the Manager |
| "Company" | Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and which has a primary listing on the Hong Kong Stock Exchange and a secondary listing on the Singapore Stock Exchange |
| "Conversion Shares" | the Shares to be issued upon conversion of the Convertible Bonds |
| "Convertible Bonds" | US dollar denominated convertible bonds to be issued by the Issuer and guaranteed by the Company pursuant to the Subscription Agreement |
| "Directors" | The director(s) of the Company |
| "Group" | The Company and its subsidiaries |
| "HK$" | The lawful currency of Hong Kong |
| "Hong Kong" | The Hong Kong Special Administrative Region of the PRC |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Investment Securities" | any present or future indebtedness in the form of, or represented by, bonds, debentures, notes or other investment securities which are for the time being, or are intended to be or capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market |
| "Issuer" | Shangri-La Finance Limited, a company incorporated in the British Virgin Islands and wholly owned by the Company |
| "Kuok Group" | means Mr. Kuok Hock Nien and his family, companies which are owned or controlled by Mr. Kuok Hock Nien and his family and/or interests |

| | |
|---|---|
| "Listing Rules" | the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange |
| "Manager" | J.P. Morgan Securities Ltd. |
| "New Shares" | 183,832,000 new Shares to be subscribed by the Vendors or their nominees under the Subscription Top-up |
| "Placing" | the placing of the Placing Shares pursuant to the Placing and Subscription Agreement |
| "Placing Agent" | J.P. Morgan Securities (Asia Pacific) Ltd. |
| "Placing and Subscription Agreement" | the placing and subscription agreement dated 9 February 2004 between the Vendors, Macall Company Limited, the Company and the Placing Agent |
| "Placing Price" | HK$7.40 per Placing Share |
| "Placing Shares" | 94,550,000 existing Shares |
| "PRC" | The People's Republic of China |
| "Regulation S" | Regulation S under the US Securities Act |
| "Security" | any mortgage, charge, pledge, lien or other form of encumbrance or security interest |
| "Share(s)" | ordinary share(s) of HK$1.00 each in the share capital of the Company |
| "Share Option(s)" | share options granted under the share option schemes of the Company adopted on 16 December 1997 and 24 May 2002, respectively, entitling the holders thereof to subscribe for Shares |
| "Shareholder(s)" | holder(s) of Share(s) as recorded on the Registers of Members of the Company |
| "Singapore Stock Exchange" | Singapore Exchange Securities Trading Limited |
| "Subscription Agreement" | the subscription agreement dated 9 February 2004 between the Manager, the Company and the Issuer in connection with the issue of the Convertible Bonds |
| "Subscription Top-up" | the conditional subscription by the Vendors of the New Shares pursuant to the Placing and Subscription Agreement |
| "Subscription Top-up Price" | is equivalent to the Placing Price per Share |
| "subsidiary" | has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) |

| | |
|---|---|
| "Takeovers Code" | the Hong Kong Codes on Takeovers and Mergers and Share Repurchases |
| "Terms and Conditions" | the terms and conditions of the Convertible Bonds to appear on the reverse of each of the definitive certificates evidencing the Convertible Bonds |
| "US" | the United States of America, its territories and possessions, any State of the United States, and the District of Columbia |
| "US$" or "US dollars" | the lawful currency of the US |
| "US Persons" | any persons or entities deemed to be a US person for purposes of Regulation S under the US Securities Act |
| "US Securities Act" | the US Securities Act of 1933, as amended |
| "Vendors" | Kerry Holdings Limited<br>Kerry Asset Management Limited<br>Baylite Company Limited<br>Kuok Foundation Overseas Limited<br>Trendfield Inc.<br>who are concert parties under the Takeovers Code and who are connected persons of the Company under the Listing Rules and are all members of the Kuok Group |
| "%" | per cent. |

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 11 February 2004

*In this announcement, unless stated otherwise herein, certain amounts quoted in US dollars have been translated into Hong Kong dollars at the reference rate of US$1.00 to HK$7.80 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.*